SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 3)*

Ruby Tuesday, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

781182100
(CUSIP Number)

Steven J. Pully Carlson Capital, L.P. 2100 McKinney Avenue Dallas, TX 75201 (214) 932-9600

with a copy to: David E. Rosewater Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 10, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 781182100	SCHEDULE 13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Double Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,158,005
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,158,005
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,158,005
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.4%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 781182100	SCHEDULE 13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 241,995
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 241,995
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 241,995
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.4%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 781182100	SCHEDULE 13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carlson Capital, L.P
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,400,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,400,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,400,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.8%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 781182100	SCHEDULE 13D	Page 5 of 10 Pages

1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Asgard Investment Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,400,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,400,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,400,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.8%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 781182100	SCHEDULE 13D	Page 6 of 10 Pages

1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clint D. Carlson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,400,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,400,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,400,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.8%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 781182100	SCHEDULE 13D	Page 7 of 10 Pages

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 17, 2011 (the “Original Schedule 13D”), Amendment No. 1 to the Original Schedule 13D filed with the SEC on June 28, 2011 (“Amendment No. 1”) and Amendment No. 2 to the Original Schedule 13D filed with the SEC on July 1, 2011 ("Amendment No. 2" and together with the Original Schedule 13D, Amendment No. 1 and this Amendment No. 3, the “Schedule 13D”) with respect to the common stock (the “Common Stock”) of Ruby Tuesday, Inc., a Georgia corporation (the “Issuer”).

Item 3.	SOURCE AND AMOUNT OF FUNDS.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons used approximately $6,991,394.14 (including brokerage commissions) in the aggregate to purchase the Common Stock reported in this Schedule 13D.

The source of the funds used to acquire the Common Stock reported herein is the working capital of the Funds and margin borrowings described in the following sentence. Such shares are held by the Reporting Persons in commingled margin accounts, which may extend margin credit to the Reporting Persons from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) and (b)

On June 16, 2011, the Group Agreement was entered into by (i) the Becker Drapkin Parties, (ii) the Reporting Persons and (iii) Mr. Brodsky (collectively with the Becker Drapkin Parties and Reporting Persons, the “Group”).  On June 30, 2011, the Reporting Persons entered into an agreement (the “Group Termination Agreement”) with the Becker Drapkin Parties and Mr. Brodsky whereby the parties thereto, on behalf of themselves and their respective affiliates, terminated (i) their status as a “group” for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) promulgated thereunder with respect to the Common Stock and (ii) the Group Agreement (other than certain provisions of the Group Agreement which expressly survive the termination thereof). The foregoing description is qualified in its entirety by reference to the full text of the Group Termination Agreement, a copy of which is attached as Exhibit 2 to Amendment No. 2 and is incorporated by reference herein.

CUSIP No. 781182100	SCHEDULE 13D	Page 8 of 10 Pages

    The Reporting Persons may be deemed to beneficially own in the aggregate 4,400,000 shares of Common Stock. Based upon a total of 65,097,871 shares of Common Stock outstanding as of July 25, 2011, as reported in the Issuer's Annual Report on Form 10-K filed with the SEC on August 1, 2011, the Reporting Persons' shares represent approximately 6.8% of the outstanding shares of Common Stock. As a result of the Group Termination Agreement, the Reporting Persons no longer are deemed to beneficially own any securities held by the Becker Drapkin Parties or Mr. Brodsky.

     Carlson Capital, Asgard and Mr. Carlson have the power to vote and direct the disposition of (i) the 4,158,005 shares of Common Stock reported herein as owned by Double Offshore and (ii) the 241,995 shares of Common Stock reported herein as owned by Offshore.

     (c) Information concerning transactions in the Common Stock effected by the Reporting Persons since the filing of Amendment No. 2 is set forth below:

Double Black Diamond Offshore, Ltd.

Trade Date	Amount Purchased (Sold)	Price per Share ($)
07/21/11	2,835	10.18
07/22/11	94,500	9.48
07/22/11	94,500	9.64
07/22/11	186,165	9.71
08/08/11	90,561	7.78
08/09/11	3,939	7.65
08/10/11	283,500	7.85

Black Diamond Offshore, Ltd.

Trade Date	Amount Purchased (Sold)	Price per Share ($)
07/21/11	165	10.18
07/22/11	5,500	9.48
07/22/11	5,500	9.64
07/22/11	10,835	9.71
08/08/11	5,271	7.78
08/09/11	229	7.65
08/10/11	16,500	7.85

CUSIP No. 781182100	SCHEDULE 13D	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 12, 2011
DOUBLE BLACK DIAMOND OFFSHORE LTD.

By:	Carlson Capital, L.P., its investment manager

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	President

BLACK DIAMOND OFFSHORE LTD.

By:	Carlson Capital, L.P., its investment manager

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	President

CARLSON CAPITAL, L.P.

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	President

CUSIP No. 781182100	SCHEDULE 13D	Page 10 of 10 Pages

ASGARD INVESTMENT CORP.

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	President

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson